FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 27, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
SIGNATURES

Press Presse Prensa

Medical Solutions

For the business and financial press
Munich / Los Angeles, April 27, 2006
Joint Press Release by Siemens und Diagnostic Products Corporation
Siemens to acquire Diagnostic Products Corporation
Siemens Medical Solutions enters the in-vitro diagnostics market
Siemens and Diagnostic Products Corporation (DPC) announced today that they have entered into a merger agreement under which Siemens will acquire DPC for approximately $1.86 billion. DPC is one of the global leaders in immunodiagnostics, focusing on developing, manufacturing and distributing automated body fluid analyzers and tests, such as those related to cancer and cardiac disease, as well as hormone and allergy conditions. Through its presence in more than 100 countries, DPC offers comprehensive immunodiagnostic solutions to hospitals, clinics and laboratories across the globe.
In the merger, each shareholder of DPC will receive $58.50 (in cash) per share for each share of DPC stock then held, and DPC will become a wholly owned subsidiary of Siemens Medical Solutions USA, Inc. The completion of the merger is subject to approval by DPC’s shareholders, receipt of regulatory approvals and other customary closing conditions. The parties anticipate that the shareholders’ meeting will be held in mid 2006. The board of Directors of each company have approved the agreement.
Through this acquisition, Siemens Medical Solutions intends to expand its existing healthcare solutions portfolio and further the company’s objective to enable early and specific diagnosis and individualized patient therapy. Siemens bridges the gap between in-vivo and in-vitro diagnostics and brings together a unique blend of expertise and technologies in diagnostic imaging, healthcare information technology (IT), molecular biology and biochemistry to drive and lead the advancement of personalized healthcare across the globe.
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The acquisition of DPC is a major milestone in the development of integrated, clinical workflow-oriented solutions that will improve the quality while increasing the efficiency of patient care.
“We are impressed by DPC’s track record in developing a globally leading immunodiagnostics business and by the quality of its people. The potential is huge to drive ground-breaking innovations by combining DPC’s in-vitro diagnostics leadership with Siemens’ leading position in medical imaging and healthcare IT solutions,” said Erich R. Reinhardt, president and CEO of Siemens Medical Solutions of Siemens AG (NYSE: SI). “Together, both companies will be empowered to continue to revolutionize the prevention, diagnosis, treatment and management of disease.”
Founded in 1971, DPC is the world’s leading independent producer of immunodiagnostic products. The company’s diagnostic tests supply information vital to the detection and management of disease, including adrenal/pituitary dysfunction, allergy, anemia, bone metabolism disturbances, cancer, cardiovascular disease, diabetes and reproductive and thyroid disorders.
“We believe that this merger with Siemens will be a very positive development for the future of our employees, customers and the company as a whole. This merger will allow us to continue on our current rapid course of development while also providing DPC access to the resources and support of a recognized leader in the delivery of integrated healthcare solutions,” said Michael Ziering, CEO of DPC. “Siemens Medical Solutions is a perfect match for DPC in terms of corporate philosophy, business practice and future direction,” added Ziering.
Siemens Medical Solutions, with headquarters in Malvern, Pennsylvania, and Erlangen, Germany, is one of the largest suppliers to the healthcare industry in the world. The company is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. Employing approximately 33,000 people worldwide and operating in more than 120 countries, Siemens Medical Solutions reported sales of €7.6 billion, orders of €8.6 billion and group profit of €976 million for fiscal 2005 (September 30).
More information can be obtained by visiting www.medical.siemens.com
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Diagnostic Products Corporation, founded in 1971, is a leader in the global in vitro diagnostics market. DPC’s product offering includes the widely accepted IMMULITE® series of immunoassay systems, more than 75 immunoassays and an expanding menu of essential specific allergens and allergy panels that are run just like other immunoassays. DPC also designs and manufactures automated laboratory instrumentation and automation solutions that provide fast, accurate results while enabling our customers to do “more with less” in a leaner laboratory. DPC’s combined chemistry and immunoassay menu is one of the largest and most diversified available, covering most laboratory tests requested. In fiscal 2005 (December 31), DPC reported sales of $481 million and income from operations of $96 million. Additional information can be found at DPC’s website at www.dpcweb.com.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Information number: Med BV 200604.056 e
Siemens AG	Axel Wieczorek
Corporate Communications	D-91052 Erlangen
Press Office	Tel.: +49-9131-84-8335; Fax: 84-2924
D-80312 Munich	E-Mail: a.wieczorek@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: April 27, 2006	/s/	Dr. Ralf P. Thomas

	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

	/s/	Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President
Financial Reporting and Controlling